ARF 11|4|2002

02053732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~[illegible]~~ 12111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OCT 28 2002

REPORT FOR THE PERIOD BEGINNING 09/01/2001 (MM/DD/YY) AND ENDING 08/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS SECURITY COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 BANK STREET
(No. and Street)

SUFFOLK	VIRGINIA	23434
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CABELL B. BIRDSONG (757) 539-2396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYCE, JOHN R.
(Name – *if individual, state last, first, middle name*)

110 BANK STREET, SUITE 100	SUFFOLK	VIRGINIA	23434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CABELL B. BIRDSONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS SECURITY COMPANY, INC., as of AUGUST 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires July 31, 2005
JEAN F. DAUGHTREY

Cabell B. Birdsong
Signature

PRESIDENT
Title

Jean F. Daughtrey
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS SECURITY COMPANY, INC.
FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED
AUGUST 31, 2002

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: INVESTORS SECURITY COMPANY, INC [0013]

SEC File Number: 8- 12111 [0014]

Address of Principal Place of Business: 110 BANK STREET [0020]

SUFFOLK [0021] VA [0022] 23434-4519 [0023]

Firm ID: 2331 [0015]

For Period Beginning 09/01/2001 [0024] And Ending 08/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: CABELL B. BIRDSONG, PRESIDENT [0030] Phone: 757-539-2396 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (X) [0041]

Check here if respondent is filing an audited report [X] [0042]

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

BOYCE, JOHN R. [70]

ADDRESS Number and Street		City		State		Zip Code	
110 BANK STREET, STE 100	71	SUFFOLK	72	VIRGINIA	73	23434	74

Check One

(X)	Certified Public Accountant	75	
( )	Public Accountant	76	FOR SEC USE
( )	Accountant not resident in United States or any of its possessions	77	

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

JOHN R. BOYCE
CERTIFIED PUBLIC ACCOUNTANT

110 BANK STREET, SUITE 100
SUFFOLK, VIRGINIA 23434

PHONE: (757) 925-1191
FAX: (757) 925-1264

INDEPENDENT AUDITOR'S REPORT

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

I have audited the accompanying statement of financial condition of Investors Security Company, Inc. as of August 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Security Company, Inc. as of August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, I have examined the Computation of Net Capital Schedule. My reconciliation of the above computation revealed no material differences. In my opinion, this schedule presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

John R. Boyce
Certified Public Accountant

October 16, 2002

ASSETS

Consolidated [0198] Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	15,844 [0200]		15,844 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	171,986 [0300]	[0550]	171,986 [0810]
3.	Receivables from non-customers	[0355]	76,081 [0600]	76,081 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	308,968 [0424]		
	E. Spot commodities	[0430]		308,968 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]

	A. Exempted securities	[0150]			
	B. Other securities	[0160]			
7.	Secured demand notes market value of collateral:		[0470]	[0640]	[0890]
	A. Exempted securities	[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	76,275 [0680]	76,275 [0920]
11.	Other assets		[0535]	23,678 [0735]	23,678 [0930]
12.	**TOTAL ASSETS**		496,798 [0540]	176,034 [0740]	672,832 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	157,811 [1115]	[1305]	157,811 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	109,429 [1205]	[1385]	109,429 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	3,919 [1211]	[1390]	3,919 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]

	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements:		[1420]	[1730]
	1. from outsiders [1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20.	TOTAL LIABLITIES	271,159 [1230]	[1450]	271,159 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	5,050 [1792]
	C. Additional paid-in capital	74,453 [1793]

	D.	Retained earnings	322,170 [1794]
	E.	Total	401,673 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		401,673 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		672,832 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 09/01/2001 [3932] Period Ending 08/31/2002 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	893,631	[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions	1,839,017	[3939]
	d.	Total securities commissions	2,732,648	[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading	45,750	[3949]
	c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts		(64,847)	[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		2,887,268	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services		241,982	[3975]
8.	Other revenue		11,577	[3995]
9.	Total revenue		5,854,378	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	282,870	[4120]
11.	Other employee compensation and benefits	205,845	[4115]
12.	Commissions paid to other broker-dealers	2,985	[4140]
13.	Interest expense	537	[4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		5,550,311 [4100]
16.	Total expenses		6,042,548 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(188,170) [4210]
18.	Provision for Federal Income taxes (for parent only) (Refund)		(34,109) [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(154,061) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(88,113) [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☒ [4570]

Clearing Firm SEC#s	Name	Product Code
8-35158 [4335A]	First Clearing Corporation [4335A2]	All [4335B]
8-____ [4335C]	[4335C2]	[4335D]
8-____ [4335E]	[4335E2]	[4335F]
8-____ [4335G]	[4335G2]	[4335H]
8-____ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			401,673 [3480]
2.	Deduct ownership equity not allowable for Net Capital			– [3490]
3.	Total ownership equity qualified for Net Capital			401,673 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			401,673 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		176,034 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	176,034 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			225,639 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		46,345 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	46,345 [3740]
10. Net Capital			179,294 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	18,077 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	79,294 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	152,178 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		271,159 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		271,159 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 151 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	NONE [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			555,734 [4240]
	A.	Net income (loss)		(154,061) [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			401,673 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]

INVESTORS SECURITY COMPANY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	($ 154,061)
Noncash Expenses Included in Net Loss:	
Depreciation	28,229
Realized Loss on Securities Sold	11,833
Unrealized Loss on Securities Owned	53,014
(Increase)/Decrease in:	
Accounts Receivables	78,785
Other Assets	440
Increase/(Decrease) in:	
Other Payables	25,261
NET CASH PROVIDED BY OPERATING ACTIVITIES	43,501
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Investment Securities	(551)
Purchase of Fixed Assets	(7,241)
NET CASH USED BY INVESTING ACTIVITIES	(7,792)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Note Payments	(21,902)
NET CASH USED IN FINANCING ACTIVITIES	(21,902)
NET INCREASE IN CASH	13,807
CASH AT BEGINNING OF YEAR	2,037
CASH AT END OF YEAR	$ 15,844
CASH PAID DURING THE YEAR FOR:	
Taxes	$ -
Interest	$ 537
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Purchase of Equipment	$ 7,241
Loan Proceeds	-
Cash Invested	$ 7,241

See Accompanying Notes

INVESTORS SECURITY COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - The Corporation uses the accrual basis of accounting for financial statement and income tax purposes. It is subject to regulation by the Securities and Exchange Commission and by the National Association of Securities Dealers, and it follows accounting and record keeping policies established by those agencies. Transactions with brokers and customers are recorded as of the trade date rather than the settlement date. Inventories of securities and investments are stated at market value. The Corporation depreciates office furniture and equipment over a ten (10) year life, Straight-Line method for assets acquired before January 1, 1981. Assets acquired since December 31, 1980, are depreciated under the two hundred percent (200%) Declining Balance method with a shift to Straight-Line to provide total write-off over the applicable useful life, with the assumption that all acquisitions occur midway through the year. (For federal income tax purposes, this is known as the Modified Accelerated Cost Recovery System, MACRS.) Depreciation lives are Seven (7) years for equipment and furniture.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from these estimates.

Concentrations of Credit Risk Arising from Cash Deposits - The Company maintains cash balances at financial institutions located in Suffolk. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At August 31, 2002 the Company's uninsured cash balances total $-0-.

Advertising - The Company expenses advertising costs as they are incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three (3) months or less to be cash equivalents.

NOTE 2 BUSINESS OPERATIONS:

Investors Security Company, Inc. is a securities broker-dealer with an office in Suffolk, Virginia. It is manager for Old Dominion Investors Trust, a regulated investment company.

NOTE 3 CONTINGENT LIABILITIES:

In July, 2001, two alleged clients filed an arbitration claim with the National Association of Securities Dealers, Inc. against the Company and its President Cabell B. Birdsong, alleging that a former agent of the Company had sold certain unregistered securities in violation of state securities laws. The alleged clients also claim that the former agent in facilitating these investments was negligent, breached his contract, breached his fiduciary duty to the alleged clients and committed fraud. The claimants allege that the Company is vicariously liable for the agents actions as controlling persons. The alleged clients are seeking compensatory damages in an unspecified amount, together with prejudgment interest, punitive damages, costs, attorney's fees and other relief. The Company has filed an answer denying any responsibility for the former agents actions, as the Company maintains the former representative actually facilitated the investments, engaged in "private securities transactions," and improperly sold away in violation of the Company's rules and NASD rules. The alleged clients are not listed in the books and records of the Company and therefore the Company denies that they have ever been clients of the Company. In October, 2002, the claimants offered to settle their claim for $120,000. The Company hasn't agreed to the settlement. The Company has also filed a cross-claim against the former agent. If the Company agrees to a settlement, it should be covered by its fidelity bond.

In September, 2001, a former client filed an arbitration against Investors Security Company, Inc., two current agents, and an Investment Advisory firm alleging mismanagement of his investment account. The claims asserted are breach of contract, breach of fiduciary duty, failure to supervise, fraud and negligence. The claim is denied by the Company as the account was handled by the Investment Advisory firm and the client did not sustain losses while his account was in the custody of the Company. Management believes that the matter will be covered by errors and omissions insurance, that contains a independent Investment Advisory rider.

NOTE 4 INCOME TAX EXPENSE:

Federal income tax returns have been examined through the fiscal year ended August 31, 1993 by the Internal Revenue Service. There are no outstanding items. Deferred income taxes are provided for timing differences between financial statement and income tax reporting.

Deferred Tax - Asset	$ 7,069
Deferred Tax - Liability	(6,632)
Net Deferred Taxes	$ 437

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred Tax Asset:	
Realized and Unrealized Loss on Securities	$ 7,069
Deferred Tax Liabilities:	
Property, Plant, and Equipment	$ 6,632

The Company's provision for income taxes differs from applying the statutory U. S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

INVESTORS SECURITY COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONT.)
AUGUST 31, 2002

NOTE 5 LEASES:

The Corporation leases its office space from a stockholder, for a base rental of $15,383. The Corporation also pays the cost of taxes, fuel, electricity, water, sewage, and other utilities. The lease is renewed annually each September 1.

The Corporation also leases two vehicles. The term of one lease expires in November, 2002 and the other lease expires in May, 2004. The Corporation also leases several pieces of office equipment with terms of three (3) to five (5) years. Minimum lease payments under theses leases were $20,315 for the current year. Future minimum lease commitments under these non-cancelable leases are as follows:

For the Year Ending	
August 31, 2003	$ 16,140
August 31, 2004	$ 9,185
August 31, 2005	$ 1,430

NOTE 6 CAPITAL:

Stock ownership and management at August 31, 2002:

Cabell B. Birdsong	President, Treasurer and Director	100 sh.	99%
Christopher M. Holloway	Vice-President, Secretary, and Director	1 sh.	1%
		100 sh.	100%

Investors Security Company, Inc. was incorporated August 24, 1964, under Virginia Law.

JOHN R. BOYCE
CERTIFIED PUBLIC ACCOUNTANT

110 BANK STREET, SUITE 100
SUFFOLK, VIRGINIA 23434

PHONE: (757) 925-1191
FAX: (757) 925-1264

October 16, 2002

The Officers and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

In planning and performing my audit of the financial statements of Investors Security Company, Inc. for the year ended August 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investors Security Company, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, I noted that a minimum of internal control procedures are in effect. Such a situation would normally be expected under the circumstances, because Investors Security Company, Inc.'s normal staff consists of two principals, who are the stockholder's, the bookkeeper, and several clerks. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Investors Security Company, Inc. for the fiscal year ended August 31, 2002, and this report does not effect my report thereon dated October 16, 2002.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission as required by Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.

John R. Boyce
Certified Public Accountant

JOHN R. BOYCE
CERTIFIED PUBLIC ACCOUNTANT

110 BANK STREET, SUITE 100
SUFFOLK, VIRGINIA 23434

PHONE: (757) 925-1191
FAX: (757) 925-1264

October 16, 2002

Stockholders and Directors
Investors Security Company, Inc.
Suffolk, Virginia 23434

The Company's unaudited Focus Report for August 31, 2002, shows a net capital of $182,392. The audited Focus Report of August 31, 2002, shows a net capital of $179,294. Listed below is the reconciliation of the difference of $3,098 between the net capital as shown on the unaudited Focus Report and as shown on the audited Focus Report:

Net Capital as reported in Company's Part II A (Unaudited) Focus Report	$ 182,392
Decrease in Notes Payable	641
Increase in Other Liabilities	(3,739)
Net Capital per audited report	$ 179,294

John R. Boyce
Certified Public Accountant